Exhibit 10.1
August 16, 2009
Robert H. Benmosche
Dear Bob:
     I am pleased to confirm the terms of your employment with American International Group, Inc.
1.	Effective Date. August 10, 2009.

2.	Position. On the Effective Date, you will begin to serve as President and Chief Executive Officer of AIG. In that capacity, you will report directly (and only) to the Board of Directors and have all of the customary authorities, duties and responsibilities that accompany these positions.

3.	Salary (Cash). Your initial cash salary will be $3,000,000 per year.

4.	Salary (Stock). In addition to your cash salary, you will eligible to receive bi-monthly awards of stock or phantom stock units in AIG. These awards, which we refer to as stock salary, will be at an initial rate of $4,000,000 per year and will be subject to the following additional terms:
•	Initially your stock salary will be in the form of shares of AIG. Subject to the approval of the Office of the Special Master for TARP Executive Compensation, AIG’s Compensation and Management Resources Committee (in consultation with you) may change the specific form of stock salary from time to time;

•	Stock will be immediately vested when delivered, tax will be withheld by AIG in kind (unless otherwise directed by you) and remaining shares cannot be sold until the 5th anniversary of the Effective Date;

•	Phantom stock units will be immediately vested but will not be delivered until the 2nd anniversary of grant, and units will be settled in cash or stock at the election of the Committee (in consultation with you) and taxed on delivery and, in the case of stock delivered, may be subject to restrictions on transfer up to the 5th anniversary of the Effective Date at the Committee’s discretion (phantom stock units will not be used without prior approval of the Office of the Special Master); and

•	The Committee will authorize early transferability of any stock salary you have received on death or disability.

AIG is in the process of developing the specifics of your stock salary for 2009, which will be retroactive to the Effective Date once finalized. AIG will make these stock awards to you pursuant to a more detailed award agreement, which will govern the awards.

5.	Annual Long-Term Award. Each year you will be eligible to receive a long-term incentive award of up to $3,500,000 in the form of stock or phantom stock units in AIG. The amount for 2009 will be prorated from the Effective Date. The Committee will determine the form and amount annually based on its performance assessment, subject to the following:
•	Stock or phantom stock units would vest on the 2nd anniversary of grant (the minimum time required by the applicable TARP Regulations) and will be subject to transfer/payout restrictions as required by the applicable TARP Regulations; and

•	To the extent permitted by the applicable TARP Regulations, awards will provide for early vesting on death or disability and early transferability on the same events.
6.	No Severance. You will not participate in AIG’s Executive Severance Plan or otherwise be entitled to any severance on termination of your employment for any reason.

7.	Benefits. Subject to the limits of this letter and the applicable TARP Regulations, you will be entitled to benefits consistent with senior executives of AIG and reimbursement of reasonable business expenses, in each case in accordance with applicable AIG policies as in effect from time to time. In connection with your joining AIG, AIG will also promptly pay any reasonable legal fees incurred in connection with your review of this letter and the negotiations contemplated in Section 11.

8.	Executive Compensation Standards. Any bonus or incentive compensation paid to you is subject to recovery or “clawback” by AIG if the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria (all within the meaning of, and to the full extent necessary to comply with, the applicable TARP Regulations). In addition, you will not be entitled to any golden parachute payment or tax gross-up from AIG or its affiliates to the extent prohibited by the applicable TARP Regulations.

Your compensation will be subject to formal review and approval by the Office of the Special Master. In addition, as part of AIG’s agreements with the U.S. Department of the Treasury, your compensation is subject to applicable regulations that may be issued and in effect from time to time. You may receive compensation from AIG only to the extent that it is consistent with those regulations.

9.	Indemnification and Cooperation. During and after your employment, AIG will indemnify you in your capacity as a director, officer, employee or agent of AIG to the fullest extent permitted by applicable law and AIG’s charter and by-laws, and will provide you with director and officer liability insurance coverage (including post-termination/post-director service tail coverage) on the same basis as AIG’s other executive officers. AIG agrees to cause any successor to all or substantially all of the business or assets (or both) of AIG to assume expressly in writing and to agree to perform all of the obligations of AIG in this paragraph.

You agree (whether during or after your employment with AIG) to reasonably cooperate with AIG in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to AIG and with respect to which you may have relevant knowledge, provided that, in connection with such cooperation, AIG will reimburse your reasonable expenses and you shall not be required to act against your own legal interests.

10.	Tax Matters. To the extent any taxable expense reimbursement or in-kind benefits under Section 7 or Section 9 is subject to Section 409A of the Internal Revenue Code of 1986, the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter will be treated as a separate payment for purposes of Section 409A of the Code.

11.	Non-competition and non-solicitation. In connection with your joining AIG, you agree to enter into non-competition arrangements (covering competing insurance business) and non-solicitation arrangement (covering senior AIG employees) with AIG. You and we agree to negotiate those arrangements reasonably and in good faith. Receipt of your stock salary is conditioned on your entering into those arrangements.
     We look forward to your leadership.

Sincerely, American International Group, Inc.
By:	/s/ Dennis D. Dammerman
Dennis D. Dammerman
Chairman, Compensation and Management Resources Committee

I agree with and accept the foregoing terms.

/s/ Robert H. Benmosche
Robert H. Benmosche